UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INTERCEPT PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45845P108
(CUSIP Number)

October 16, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Missing Graphic Reference]

CUSIP No. 45845P108		13G	Page 1 of 3 Pages

1.	Names of Reporting Persons Genextra S.p.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,052,598 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,052,598 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,052,598 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 46.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45845P108		13G	Page 2 of 3 Pages

1.	Names of Reporting Persons Lorenzo Tallarigo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,752 shares of Common Stock

	6.	Shared Voting Power 8,052,598 shares of Common Stock

	7.	Sole Dispositive Power 19,752 shares of Common Stock

	8.	Shared Dispositive Power 8,052,598 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,072,350 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 46.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45845P108		13G	Page 3 of 3 Pages

1.	Names of Reporting Persons Francesco Micheli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,052,598 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,052,598 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,052,598 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 46.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Intercept Pharmaceuticals, Inc. (the “Issuer”).
	(b)	Address of the Issuer’s Principal Executive Offices: 18 Desbrosses Street, New York, New York 10013.

Item 2.
(a)
Name of Person Filing:
This joint statement on Schedule 13G is being filed by Genextra S.p.A. ("Genextra"), Lorenzo Tallarigo and Francesco Micheli, who are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

	(b)	Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is Via G. De Grassi, 11, 20124 Milan, Italy.
	(c)	Citizenship: See Item 4 of each cover page.
	(d)	Title and Class of Securities: Shares of Common Stock, $0.001 par value per share (“Common Stock”).
	(e)	CUSIP Number: 45845P108

Item 3.

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount beneficially owned:

Genextra beneficially owns 8,052,598 shares of Common Stock, consisting of (a) 7,187,217 shares of Common Stock and (b) 865,381 shares of Common Stock underlying warrants held by Genextra.

Dr. Tallarigo beneficially owns 8,072,350 shares of Common Stock, consisting of (a) 7,187,217 shares of Common Stock owned by Genextra, (b) 865,381 shares underlying warrants held by Genextra and (c) options to purchase 19,752 shares of Common Stock which are exercisable within 60 days of February 14, 2013 that are held directly by Dr. Tallarigo. The vesting of all stock options and restricted stock units granted to Dr. Tallarigo has been suspended until October 10, 2013, at which time all such stock options and restricted stock units that would have vested as of such date will vest and all remaining unvested stock options and restricted stock units will continue vesting in accordance with the original terms of the grant (the "Vesting Suspension").  Dr. Tallarigo is the Chief Executive Officer of Genextra and, in such capacity, Dr. Tallarigo exercises voting control over the shares of common stock owned by Genextra and investment control over such shares as authorized by the board of directors of Genextra. Dr. Tallarigo disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

Mr. Micheli beneficially owns 8,052,598 shares of Common Stock consisting of (a) 7,187,217 shares of Common Stock owned by Genextra and (b) 865,381 shares of Common Stock underlying warrants held by Genextra. Mr. Micheli is an Executive Director of Genextra and, in such capacity, Mr. Micheli exercises voting control over the shares of common stock owned by Genextra.  Mr. Micheli disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

The percentage of Common Stock beneficially owned by each Reporting Person is based on a total of 16,483,483 shares of Common Stock of the Issuer outstanding as of November 12, 2012 as reported in the most recent quarterly report of the Issuer on Form 10-Q, as amended, for the fiscal quarter ended September 30, 2012.

(b) Percent of class:

See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 5 of each cover page.

 (iii) Sole power to dispose or to direct the disposition of:

See Item 5 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 5 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

GENEXTRA S.P.A.

By:	/s/ Lorenzo Tallarigo
Lorenzo Tallarigo Chief Executive Officer

LORENZO TALLARIGO

/s/ Lorenzo Tallarigo

FRANCESCO MICHELI

/s/ Francesco Micheli